September 24, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549

Attn: Jeffrey P. Riedler

Re:	Apricus Biosciences, Inc. f/k/a NexMed, Inc. (the “Company”)
Acceleration Request for Registration Statement on Form S-1
File No. 333-169132

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced registration statement be accelerated to Tuesday, September 28, 2010, at 5:30 p.m. (Eastern), or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Securities and Exchange Commission (the “Commission”) from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing.  Additionally, the Company acknowledges that it may not assert the Commission’s acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

Sincerely, /s/ Vivian Liu Vivian Liu Executive Vice President

cc:	Bassam B. Damaj, Ph.D., Apricus Biosciences, Inc.
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